As filed with the Securities and Exchange Commission on September 12, 2005





September 12, 2005



Securities and Exchange Commission
450 Fifth Street, NW
Washington, DC 20549

          Re:      Request for Withdrawal
                   Cinergy Corp. et al. ("Applicant") Application-Declaration on Form U-1, as amended,
                   File No. 070-09577 (the "Application")

         The Applicant respectfully withdraws the Application.

                                                 Sincerely,


                                                 /s/George Dwight, II
                                                 Associate General Counsel